

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Via U.S. Mail
Mr. Rodney Giles
Managing Member
ICN Fund I, LLC
14511 Falling Creek Drive, Suite 105
Houston, TX 77014

>   **Re: Tengasco, Inc.**
>   **Schedule TO-T filed by ICN Fund I, LLC**
>   **Filed June 26, 2015**
>   **File No. 005-59803**

Dear Mr. Giles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Given the nature and number of the comments contained in this letter, please tell us whether you intend to redisseminate the offer documents to include additional and/or revised information. If not, please provide us with your detailed legal analysis supporting your conclusion.

2.   We note your references to a tender offer agreement and Section 251(h) of the DGCL. Please clarify whether you have reached an agreement regarding the offer, and, if so, file the agreement as an exhibit to your schedule. If you have not reached such an agreement, please comprehensively revise your disclosure to eliminate all references thereto and to Section 251(h) of the DGCL.

3.   Disclosure is inconsistent regarding whether you intend to merge with Tengasco, Inc. following a successful tender offer. Please clarify your disclosure in this regard throughout the offer to purchase. For instance, we note disclosure in several places stating that, if the offer is consummated, there will be no market for the shares, the registration of the shares under the Exchange Act will be terminated, the shares will no longer meet the requirements for continued listing on NYSE because the only stockholder will be Purchaser, Tengasco would cease to be a publicly traded company and would be an indirect wholly-owned subsidiary of Purchaser etc.

Why are you making the Offer, page 1

4.   Disclosure states as follows: "If the Offer is consummated, pursuant to the Offer Purchaser intends as soon as practicable thereafter, subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain conditions, to consummate the Offer (as described below)." Please clarify this sentence. We also note that Rule 14e-1(c) requires that you make payment or return the securities "promptly" upon expiration or termination of the offer, as applicable. Please revise.

Until what time may I withdraw previously tendered Shares?, page 4

5.   Disclosure states that tenders may be withdrawn "at any time after August 4, 2015, which is the 60th day after the date of the commencement of the Offer." As a preliminary matter, we note that August 4, 2015 is prior to the expiration of the offer. Please disclose the correct date that is the 60th date after commencement of the offer.

Price Range of Shares; Dividends, page 11

6.   Please provide information for the first quarter of fiscal year 2015 and fill in the blank in this section. See Item 1002(c) of Regulation M-A.

Available Information, page 12

7.   You refer to a proxy statement filed with the SEC on May 14, 2015. Please correct this reference, which appears to be erroneous.

Certain Information Concerning Purchaser, page 12

8.   Please disclose the information required by Item 1008(b) of Regulation M-A regarding transactions in the subject securities during the past 60 days.

Background of the Offer; Past Contacts or Negotiations with Tengasco, page 13

9.   Please identify the title, role and employer of Michael Rugen.

Conditions of the Offer, page 18

10.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please clarify your disclosure accordingly.

Appraisal Rights, page 19

11.   This section both refers to a summary of appraisal rights and states that no appraisal rights are available. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Joshua D. Brinen, Esq.
        Brinen & Associates, LLC